Exhibit 99.1

IAMGOLD RECEIVES US$49 MILLION CASH FROM LA ARENA OPTION

Toronto, Ontario, February 9, 2011 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) today announced that Rio Alto Mining Limited (“Rio Alto”) has exercised its option to acquire 100% of IAMGOLD’s Peruvian copper/gold project for US$49 million cash.

In 2008, the Company initiated a strategy to rationalize its non-core exploration assets and in June 2009 finalized an option and earn-in arrangement with Rio Alto on the La Arena copper/gold property. Under the agreement, Rio Alto had an option to acquire 100% of IAMGOLD’s interest in the property for the payment of US$47.6 million cash, subject to certain adjustments and the completion of expenditure commitments. As part of the agreement, in June 2009, IAMGOLD received 8 million shares of Rio Alto and based on yesterday’s closing price, the equity stake is valued at close to $20 million.

Steve Letwin, President and CEO of IAMGOLD, said, “We are very pleased with the quality of the work that Rio Alto has completed at La Arena during the earn-in period. They have made excellent progress in advancing the project towards a production startup later this year and IAMGOLD is pleased to have participated in their success.”

The proceeds from the sale strengthen IAMGOLD’s financial position and will facilitate growth and expansion of its core assets at Rosebel, Essakane and Westwood.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from 8 gold mines on 3 continents.   IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD’s growth plans are strategically focused in West Africa, select countries in South America and in the Canadian provinces of Ontario and Québec, where it also operates a niobium mine.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520  Toll-free: 1 888 464-9999  info@iamgold.com

Please note:
Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.